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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          Cambridge NeuroScience, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                    132426107
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                      (CUSIP Number of Class of Securities)


                                 Stephen Distler
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                October 29, 1997
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                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D



------------------------
CUSIP No.  132426107
------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Capital Partners Liquidating Trust
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                (b) [ ]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                            [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         2,291,352
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         2,291,352
               -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         0

---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     2,291,352
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.9%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       2
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         This Schedule 13D is being filed on behalf of Warburg, Pincus Capital
Partners Liquidating Trust, a trust organized under the laws of the State of New York ("WPCP Liquidating Trust"), relating to the common stock, par value $.001 per share (the "Company Common Stock"), of Cambridge NeuroScience, Inc., a Delaware corporation (the "Company").

Item 1. Security and Issuer.

         This statement on Schedule 13D relates to the Company Common Stock, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Exchange Act"). The principal executive offices of the Company are located at One Kendall Square, Building 700, Cambridge, MA 02139.

Item 2. Identity and Background.

          (a) This statement is filed by WPCP Liquidating Trust (the "Reporting Entity"). The WPCP Liquidating Trust is a trust formed under the laws of the State of New York. Warburg, Pincus Capital Partners, L.P. ("WPCP") is a Delaware limited partnership that was formerly engaged in making venture capital and related investments. On September 30, 1997, the partnership agreement of WPCP terminated. Pursuant to the terms of the partnership agreement, on October 29, 1997, WPCP distributed (the "WPCP Liquidating Distribution") an aggregate of 766,577 shares ("Shares") of Company Common Stock to certain of its limited partners and the remaining 2,291,352 Shares of which it had

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direct ownership to WPCP Liquidating Trust. The trustees of WPCP Liquidating
Trust are Lionel I. Pincus ("Pincus"), John L. Vogelstein ("Vogelstein") and Stephen Distler ("Distler"). Each of Pincus, Vogelstein and Distler disclaims beneficial ownership of any Shares beneficially owned by WPCP Liquidating Trust.

         (b) The address of the principal business and principal office of WPCP Liquidating Trust and each of the persons named in paragraph (a) above is 466 Lexington Avenue, New York, New York 10017.

         (c) The principal business of WPCP Liquidating Trust is to manage the orderly liquidation of the assets formerly held by WPCP. Pincus is the managing partner of Warburg, Pincus & Co., a New York general partnership ("WP") which acts as general partner of WPCP and various partnerships engaged in making venture capital and related investments. Pincus is also the Chairman of the Board, CEO and managing member of E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC") which acts as manager of WPCP and various partnerships engaged in making venture capital and related investments; and the managing partner of Pincus & Co., a New York limited partnership whose primary activity is ownership interest in WP and EMW LLC. Pincus may be deemed to control both WP and EMW LLC. Vogelstein is a general partner of WP and the vice chairman of the board and a member of EMW LLC. Distler is a general partner of WP and the treasurer, a

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managing director and a member of EMW LLC. The members of EMW LLC are substantially the same as the partners of WP.

         (d) Neither the Reporting Entity nor any of the persons named in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Entity nor any of the persons named in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of the Company Common Stock acquired by WPCP Liquidating Trust were the result of the WPCP Liquidating Distribution.

Item 4.  Purpose of Transaction.

         Prior to the WPCP Liquidating Distribution, WPCP had beneficially owned 3,057,929 Shares of Company Common Stock. On September 30, 1997, the partnership agreement of WPCP terminated. Pursuant to the terms of the partnership agreement, on October

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29, 1997, WPCP made a liquidating distribution of an aggregate of 766,577 Shares of Company Common Stock to certain of its limited partners. It transferred the remaining 2,291,352 Shares of which it had direct ownership to WPCP Liquidating Trust.

         Except as set forth herein, neither the Reporting Entity nor, to the best of its knowledge, any of the persons named in Item 2, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for

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termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of October 29, 1997, WPCP Liquidating Trust beneficially owned 2,291,352 Shares of Common Stock. The Shares of Company Common Stock held by WPCP Liquidating Trust represent approximately 12.9% of the outstanding Shares of Company Common Stock. Each of Pincus, Vogelstein and Distler disclaims beneficial ownership of any Shares beneficially owned by WPCP Liquidating Trust.

         (b) WPCP Liquidating Trust has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the Shares held by it.

         (c) Except for the receipt by WPCP Liquidating Trust of Shares of Company Common Stock in connection with the termination of WPCP, it has not effected any transactions in the Company Common Stock during the preceding 60 days.

         (d) The sole general partner of WPCP is WP. WP has an approximately 26% interest in the assets held by WPCP Liquidating Trust. Certain limited partners of WPCP hold the remaining interests in the assets held by WPCP Liquidating Trust. See also Item 2.

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         Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         Except as described in Items 2 and 5, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

 Item 7. Material to be Filed as Exhibits.

         None.


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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 7, 1997

                                       WARBURG, PINCUS CAPITAL PARTNERS
                                       LIQUIDATING TRUST



                                       By:/s/ Stephen Distler
                                         Stephen Distler, Trustee


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